

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Luis Miguel Sas, Chief Financial Officer
Petrobras Energia Participaciones
Maipu 1, 22nd Floor
(C1084ABA)
Buenos Aires, Argentina

   Re: **Petrobras Energia Participaciones**
       Form 20-F for the Fiscal Year Ended December 31, 2006
       Filed May 8, 2007
       File No. 001-31345

Dear Mr. Sas:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Brad Skinner
        Senior Assistant Chief Accountant

cc: Mr. Francisco Cestero